April 30, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed by Osmium Partners, LLC et al.

Filed April 28, 2014

File No. 001-32750

Dear Mr. Orlic:

Set forth below are responses to the comments which were provided by the Commission’s staff to our client, Osmium Partners, LLC and the other participants in the solicitation (collectively, “Osmium” or the “Participants”), by your letter dated April 29, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Osmium will file Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) reflecting the Commission’s requested edits.

Reasons for this Solicitation, page 5

Comment 1. Please disclose which key measures you believe the company has failed to disclose. Please also confirm that these are the same measures that you have asked the company to disclose for years. If not, please supplement your disclosure in this regard.

Response: The Participants have updated their disclosures in the “Reasons…” section at pages 5 and 7 to reflect that the key metrics that the Spark Networks, Inc. (the “Company”) has failed to disclose include return on direct marketing expense and customer churn, and that those requests have been made by Osmium consistently over time. The requests were made in direct telephonic conversations between John Lewis, Managing Member of Osmium Partners, and Mr. Liberman (during his tenure as President and CEO of the Company), as well as in electronic communications. The edited provisions are marked below:

Further, it appears Company management and long-standing members of the Board do not understand capital allocation in a core business. After spending what we believe to be approximately $114 million, or 100% of the Company’s current market capitalization, on direct marketing for Christian Networks, CEO Greg Liberman admitted the following in March 2014: “Over the past quarter and a half, we have been working very closely with the marketing attribution partner to identify the true value of each of our marketing investments, both online and off.”4 This is unacceptable to us and, in our view, should not be tolerated by stockholders. We find it shocking that the Company’s Board (including three members who joined the Board in 2004, 2006 and 2007) would have allowed management to spend approximately $114 million of stockholders’ capital on Christian Networks’ direct marketing expense before it knew fundamental facts to justify such a large expenditure. Moreover, we believe the Board did not closely monitor and oversee this dollar spend to make appropriate adjustments as warranted based on such metrics as return on invested capital. And, as mentioned above, by failing to disclose key metrics publicly, as we have consistently requested for many years, stockholders did not receive relevant material information so they could evaluate the business, management’s execution of a business plan, and the Board’s proper oversight.

And

After having asked the Company for years to disclose such metrics as return on direct marketing expense and customer churn – metrics we believe are needed in order for investors to understand the Christian Networks direct marketing investment – we now believe we understand why Company parties have been reluctant to do so. On the March 5, 2014 investor conference call, Mr. Liberman stated, “over the past quarter and a half, we have been working very closely with the marketing attribution partner to identify the true value of each of our marketing investments, both online and off.” We are left to conclude that after spending in excess of $100 million of stockholder capital, the Board and Management now see fit to determine why these dollars were spent in the first place, which we believe they should have analyzed before this capital allocation was made.

Eight Years of Underperformance, page 6

Comment 2. We note your response to prior comment 4. Please disclose here when Mr. Liberman became the CEO.

Response: Mr. Liberman became the Company’s CEO in April 2011, and the Participants have added that supplemental disclosure on page 6, as marked below.

Over the last eight years, we believe the Company has radically underperformed for its stockholders, as measured against its peer group and broader market averages. This includes the time period beginning on June 15, 2006, when Gregory Liberman, the current CEO, was appointed President of the Company.

Mr. Liberman became CEO and a member of the Board in April 2011, and the other three long-standing directors have been members of the Board since 2004, 2006 and 2007. (Two other directors were appointed in March 2014 after the deadline had passed for shareholder nominations.)

Action Plan Item 3, page 9

Comment 3. Please specify the several important, new revenue streams introduced by competitors in the last year.

Response: The new revenue streams introduced by competitors in the past year include couples dating, personal matchmaking services, virtual currency features and gamification. The Participants we have supplementally disclosed these revenue streams on page 9 of the Amended Proxy Statement, and added a footnote with source data, as marked below.

The Company’s business is predicated upon balancing subscriber acquisition costs against lifetime value. As such, it is critical that the Company provide appropriate subscription offerings in relation to its competitors. In the last year, competitors have launched several important, new revenue streams, including couples dating, personal matchmaking, virtual currency features and gamification, and we believe the Company has failed to keep pace.19

19	IAC/InterActiveCorp, Form 10-K filed with the SEC on February 26, 2014; Zoosk, Inc., Form S-1 filed with the SEC on April 16, 2014; Kiss Ordinary Date Nights Goodbye With Delightful, IAC/InterActiveCorp press release (San Francisco, CA, January 23, 2014); Chaey, Christina, How eHarmony Plans to Use $5,000 Personal Love Doctors to Find Your Internet Soulmate, Fast Company, November 1 2013

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If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	John H. Lewis, Osmium Partners, LLC